Media release

Roche

Basel, 13 January 2004

New phase III study successfully shows benefit of oral monthly Bonviva/Boniva in management of osteoporosis

First osteoporosis drug to show monthly dosing at least equivalent to daily dosing, with potential to offer enhanced patient convenience

Roche and GlaxoSmithKline (GSK) announced today that the first phase III study (MOBILE) investigating more convenient once-monthly oral treatment of post menopausal osteoporosis has demonstrated the effectiveness and tolerability of Bonviva/Boniva (ibandronate) after one year of treatment. All doses studied (100 mg and 150 mg once monthly) were at least equivalent to the 2.5 mg daily regimen in increasing spine Bone Mineral Density (BMD). Preliminary safety evaluation indicates that all regimens were well tolerated. The availability of less frequent dosing of Bonviva /Boniva has the potential to offer enhanced patient convenience and compliance.

The US Food and Drug Administration (FDA) approved a once-daily formulation of Boniva in May 2003 and Bonviva has recently received a positive opinion from the CPMP. The companies have been exploring more convenient dosing before launching the product.

"We are pleased that this initial review of the data indicates that a monthly dosing regimen with ibandronate shows promise in the management of post menopausal osteoporosis," commented William M. Burns, Head of Roche Pharmaceuticals Division. "We will be sharing these data with the regulatory authorities at the earliest possible opportunity to supplement the initial daily filing."

MOBILE Study Details

The MOBILE[1] (Monthly Oral Ibandronate in Ladies) is a 2 year randomised, double-blind, parallel group, multinational study in postmenopausal women that compares the efficacy and safety of the FDA approved oral daily ibandronate regimen with three different monthly regimens:

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- 100 mg on a single day
- 100 mg as separate 50 mg doses on two consecutive days
- 150 mg on a single day

MOBILE is a non-inferiority study with lumbar spine Bone Mineral Density (BMD) at one year as the primary endpoint. The study is currently ongoing for a second year.

About Bonviva/Boniva

Bonviva/Boniva, a potent bisphosphonate, has been studied to date in clinical trials involving over 9,000 patients. The ongoing clinical development programme is evaluating monthly oral and quarterly intravenous dosage regimens in women with postmenopausal osteoporosis. Bonviva/Boniva is indicated for the treatment and prevention of osteoporosis in postmenopausal women. In postmenopausal women with osteoporosis, Bonviva/Boniva increases bone mineral density and reduces the incidence of vertebral fractures. Bonviva/Boniva also may be considered for postmenopausal women who are at risk of developing osteoporosis and for whom the desired clinical outcome is to maintain bone mass and reduce the risk of vertebral fracture.

About the Roche/GSK Collaboration

In December 2001, Roche and GSK announced that they would co-develop and co-promote Bonviva/Boniva for the treatment and prevention of postmenopausal osteoporosis in all countries, except Japan. The Roche/GSK collaboration provides expertise and commitment to bring new osteoporosis therapies to market as quickly as possible.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About GlaxoSmithKline

GSK, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Note to editors:
- BMD (Bone mineral density), measured by densitometry, gives an accurate and precise measurement of the amount of bone.
- The name "Boniva" has been approved in the US and the name "Bonviva" is approved in Europe

References
[1] Cooper C et al. Oral monthly ibandronate in post-menopausal osteoporosis: rationale and design of the MOBILE study. Poster, ECCEO, Nice 2003.

Further Information:

International Osteoporosis Foundation: www.osteofound.org

www.gsk.com

www.roche.com

Media release

Roche

Basel, 15 January 2004

Roche chosen by William J. Clinton Presidential Foundation to support HIV/AIDS initiative

An additional component in Roche's global effort to provide healthcare for people in areas where access is limited

Roche, the leading diagnostics supplier in the world, has been invited by the William J. Clinton Presidential Foundation to procure the supply of HIV- and AIDS-related diagnostic products to certain Developing Countries. This is a further component in Roche's global effort to provide health care for people in areas where access is limited.

The agreement between the Clinton Foundation and five medical technologies companies will cut the costs of key tests by up to 80 percent for people with HIV/AIDS. The tests will initially be available in 16 countries and territories where the Clinton Foundation HIV/AIDS Initiative is working with governments and organizations to set up country-wide integrated care, treatment and prevention programs. It is hoped that up to 2 million people will be able to benefit from the tests by the year 2008.

"Roche Diagnostics is proud to contribute to this extremely worthy program", says Heino von Prondzynski, Head of Roche Diagnostics and member of Roche's Executive Committee. "With the AmpliCare initiative, the company responds to humanitarian needs for increased direct access to its Amplicor and TaqMan HIV-1 monitor product line for patients under HIV/AIDS treatment. By this initiative, Roche Diagnostics is able to supply certain HIV viral load diagnostic tests at significantly reduced prices, exclusively directed to laboratories having the necessary infrastructure and expertise to perform PCR testing of patients' samples in sub-Saharan Africa, South Africa and countries defined by the United Nations as 'least developed countries'."

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

The Clinton Foundation has developed a program to facilitate broad access to high-quality HIV- and AIDS-related diagnostic products and pharmaceuticals used in the treatment of HIV and AIDS to developing countries on an affordable basis. In particular, it coordinates the demand in a number of developing countries that will support efficient, high-volume production and enable the sustainable supply of HIV- and AIDS-related diagnostic products and treatments. The member countries are the Republic of South Africa, Mozambique, Rwanda, Tanzania, Haiti, the Bahamas, Dominican Republic and the Organization of Eastern Caribbean States. The Clinton Foundation Program facilitates the purchase of diagnostic products and treatments needed for testing and treating 1.5 to 2 million people within five years in these countries. The Partners of this program are selected providers of the respective industries, and Roche is proud to be among them.

HIV/AIDS & Roche

Accurate and accessible HIV- and AIDS-related diagnostic testing is essential for optimal management and treatment of HIV and AIDS. People who are being treated with anitretroviral drugs need to be monitored periodically in order to check the efficacy of their treatment and identify resistance to current treatment. At present the number of people living with or affected by HIV and AIDS and receiving antiretroviral treatments along with related diagnostic testing and monitoring accounts for a relatively small proportion of the total number of HIV and AIDS sufferers. Moreover, many of the people affected by the disease live in developing countries where access to diagnosis and treatment is difficult. Roche Pharma is therefore supplying its HIV protease inhibitors (Invirase and Viracept) at no profit in sub-Saharan Africa and to countries defined by the UN as "Least Developed".

Corporate Philanthropy at Roche

As we are operating in countries around the world, we are working every day to enhance the quality of people's lives by supporting community projects, making charitable contributions and engaging in a raft of collaborations and partnerships with non-profit organizations. Good corporate citizenship at Roche is a multifaceted process of commitment and action in areas ranging from humanitarian aid, health promotion and education to environmental stewardship. Roche's contributions range from its very transparent price and patent policies to a number of social sponsorship programs the company supports.

The William J. Clinton Presidential Foundation

The mission of the William J. Clinton Presidential Foundation is to strengthen the capacity of people in the United States and throughout the world to meet the challenges of global interdependence. To accomplish this mission, the Foundation currently focuses its work in five critical areas: Battle against HIV/AIDS, racial, ethnic and religious reconciliation, citizen service, economic empowerment of poor people and Leadership development. The Foundation works

principally through partnerships with like-minded individuals, organizations, corporations, and governments, often serving as an incubator for new policies and programs. Former President Clinton established the Foundation and advances its mission by using his vast public and private networks to initiate research, dialogue and action.

Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai. Roche's Diagnostics Division, the world leader in in-vitro diagnostics with a uniquely broad product portfolio, supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide.

Additional information

- Roche Diagnostics: www.roche-diagnostics.com
- HIV/AIDS & Roche: www.roche-hiv.com
- Roche's commitment to Corporate Sustainability: www.roche.com/home/sustain.htm
- Roche's commitment to access to healthcare:
  www.roche.com/pages/downloads/sustain/pdf/comm_diff_rep.pdf
- William J. Clinton Presidential Foundation: www.clintonpresidentialcenter.com/found_index.html

Media Release

Roche

Basel, 16 January 2004

New R&D centre in China

Roche to expand global R&D activities by establishing a centre in Shanghai, China's biotech hub

Roche will be the first global healthcare company to establish an R&D centre at Zhangjiang Hi-Tech Park in Shanghai, China. The centre will be wholly owned and operated by Roche and will support the Roche Group's worldwide R&D activities and its strategic business development efforts in the Chinese market. The Shanghai site will be an important addition to the Group's R&D facilities in the United States, Japan and Europe.

'China is a country with excellent resources and internationally trained biomedical scientists. The creation of our fifth research site in the Roche Pharmaceuticals Division represents a key strategic decision that will allow us to continue to enhance our capabilities in medicinal chemistry on a global level', said Jonathan Knowles, President of Roche Group Research. 'Looking to the long term, our aim is for the group in Shanghai to discover and optimise new molecules – active ingredients of potential new drugs – which address important unmet medical needs and can be marketed worldwide, including China.'

Speaking recently at the International Business Leaders' Advisory Council for the Mayor of Shanghai, Dr Franz Humer, Roche Chairman and CEO, stated: 'Over the next few years China will become an even more important market for Roche. Our financial and intellectual investment is an expression of Roche's long-term commitment to China. The resulting knowledge transfer will support Shanghai in its efforts to become a leader in innovation.'

'For Roche the establishment of the Roche Zhangjiang R&D centre means we are entering a new field in China — in addition to our production facilities in Shanghai and our nationwide marketing and sales organization. For China this investment is a big step towards making Shanghai a centre

for pharmaceutical research and biotechnology through transfer of international expertise, competence and knowledge. This is another example of Roche's excellent cooperation with the City of Shanghai', said Antonio Chow, General Manager of Roche Pharmaceuticals Shanghai Ltd., at a project announcement ceremony in Shanghai.

Scheduled to be fully operational by the end of 2004, the Shanghai facility will initially be staffed by 40 chemists. Discovery efforts at the facility will support medicinal chemistry research and will initially concentrate on key chemical building blocks and focused libraries. These efforts will be aligned with discovery research at the Roche sites in Basel, Nutley, Palo Alto and Penzberg and will contribute to the development of novel, high-quality medicines.

Besides strengthening the Roche Group's global research organisation, the investment in R&D in China will allow Roche to successfully interact with authorities and key opinion leaders on issues relating to the further development of the Group in this market. Interactions with the authorities will address the new drug application review process, drug pricing and protection of intellectual property.

Roche has been active in China for 10 years, with both core businesses — diagnostics and pharmaceuticals — represented. Roche is one of the leading suppliers of prescription medicines in China. The Group employs a total of about 1200 people in Hong Kong and Shanghai.

From 2004 on the new centre will be part of Roche's global pharmaceutical R&D network, which currently includes more than 5000 scientists at four research centres dedicated to providing clinically differentiated drugs to address unmet medical needs. The Group's broad innovation network is based on strong in-house R&D capabilities and alliances with numerous partners around the world, including Genentech and Chugai. In China Roche is collaborating with the Chinese National Genome Centres in Shanghai and Beijing on genetic epidemiology studies into genetic predispositions to conditions such as diabetes and Alzheimer's disease.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life.

About Zhangjiang Hi-Tech Park

Established in 1992, Zhangjiang Hi-Tech Park is one of China's leading technology parks in the fields of biomedicine and information technology. It is located in the central part of Pudong New Area, Shanghai, and offers a full range of competencies in drug research, development and manufacturing. Covering 54 square kilometres, the park hosts academic competence centres and incubation centres for start-up companies. Zhangjiang Hi-Tech Park enjoys strong government support and aims to attract respected enterprises from home and abroad to become an internationally known competence centre for biotechnology.